UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YOUR EVENT, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98779R 103

(CUSIP Number)

Infinity Holdings, Inc.

c/o Tetsuya Imamura

Ebisu 422 Building, 2nd Floor

4-22-10 Ebisu

Shibuya-ku, Tokyo, Japan 150-0013

Telephone: 81-3-3473-6111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 98779R 103

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Holdings, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Japan
Number of each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,548,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,548,993
(11)	Aggregate amount beneficially owned by each reporting person 6,548,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.5%
(14)	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 98779R 103

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tetsuya Imamura
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Japan
Number of each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,548,993
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,548,993
(11)	Aggregate amount beneficially owned by each reporting person 6,548,993
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 59.5%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.001 par value per share of Your Event, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7065 W. Ann Road, #130-110, Las Vegas, Nevada 89103.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”): Infinity Holdings, Inc., a corporation formed under the laws of Japan (“Infinity”), and Tetsuya Imamura (together with Infinity, the “Reporting Persons”). Mr. Imamura is the President and Chief Executive Officer of Infinity. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)—(c)

Infinity is a corporation formed under the laws of Japan, the principal business of which is the provision of business management and consulting services. The principal business address of Infinity, which also serves as its principal office, is Ebisu 422 Building, 2nd Floor, 4-22-10 Ebisu, Shibuya-ku, Tokyo, Japan 150-0013. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to the directors and executive officers of Infinity, is set forth below:

Name	Title	Principal Occupation	Business Address
Tetsuya Imamura	President, Chief Executive Officer and Treasurer	Same	*
Tomohiro Kitamura	Executive Vice President	Same	*
Gaku Uehara	Director	Same	*
Masaya Konishi	Director	Same	*
Takahiro Noda	Director	Same	*
Mitsuhiro Matsumoto	Director	Same	*

*	The business address for all executive officers and directors of Infinity is Ebisu 422 Building, 2nd Floor, 4-22-10 Ebisu,

Shibuya-ku, Tokyo, Japan 150-0013.

(d) and (e)

Neither of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of Japan.

Item 3. Source and Amount of Funds or Other Consideration

Infinity and Million Win Investments (HK) Limited (the “Seller”) entered into a Stock Transfer Agreement dated as of June 10, 2011 (the “Transfer Agreement”) pursuant to which Infinity agreed to purchase 6,548,993 shares of the Issuer’s common stock (the “Shares”) from the Seller for US$124,623. Because of closing conditions not met in the Transfer Agreement, to clarify the transaction and expectations of the parties, the parties entered into an Amended and Restated Stock Purchase Agreement dated as of November 8, 2011 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, Infinity will still purchase the Shares as described in the Transfer Agreement, but among other things, the following conditions shall survive closing:

(a) Infinity shall pay Seller, as additional purchase price and in consideration for Seller’s transactional expenses, Fifty Million Japanese Yen (¥50,000,000) if, six months following the closing, the aggregate market value of the Seller’s remaining 1,651,007 shares of common stock (“Seller’s Remaining Shares”) does not equal Fifty Million Japanese Yen (¥50,000,000) on the Over the Counter Bulletin Board or any other market;

(b) Seller shall have the option to sell Seller’s Remaining Shares for Ninety Million Japanese Yen (¥90,000,000) to Infinity if, one year following the closing, the aggregate market value of the Seller’s Remaining Shares does not equal Ninety Million Japanese Yen (¥90,000,000) on the Over the Counter Bulletin Board or any other market;

(c) If Seller materially breaches any portion of this Agreement within one year of the closing, Infinity shall have the option to rescind the purchase and sale of the Shares in the Purchase Agreement, with the Seller returning the purchase price to Infinity in exchange for Infinity’s return of the Shares to Seller. In addition, the Seller shall also pay all Purchaser’s reasonable costs incurred in connection with the purchase, sale and return of the Shares (including without limitation, attorneys’ fees).

Infinity expects to use US$124,623 of working capital to fund the US$124,623 purchase price for the Shares. None of the funds to be used for the purchase price have been or will be borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

The Shares acquired by Infinity represent the only shares of the Issuer’s common stock of which Mr. Imamura may be deemed to have beneficial ownership within the meaning of Rule 13D-3 of the Act. No funds or other consideration of the other individuals identified in Item 2 were used in connection with the acquisition of the Shares by Infinity.

Item 4. Purpose of the Transaction.

Infinity acquired the Shares (described in Item 3 above) as part of its plan to expand its management and consulting services in the United States. Infinity intends to put a number of its directors and officers on the Board of Directors of the Company, though the number and names of the individuals have not yet been determined.

Except as set forth herein, neither the Reporting Persons nor any of the other individuals identified in Item 2 have any current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Upon consummation of the transactions contemplated by the Amended and Restated Stock Purchase Agreement, Infinity will own 6,548,993 shares of the Issuer’s common stock, which constitutes approximately 59.5% of the outstanding shares of the Issuer’s common stock.

Because of his position as the President and Chief Executive Officer of Infinity, Mr. Imamura may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 6,548,993 shares beneficially owned by Infinity; therefore, Mr. Imamura may be deemed to be the beneficial owner of 59.5% of the outstanding shares of the Issuer’s common stock.

Infinity and Mr. Imamura share the power to vote or to direct the vote and to dispose or to direct the disposition of such shares; none of the other individuals identified in Item 2 have the power to vote, or to direct the vote, or to dispose, or to direct the disposition of, the Shares.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 and Purchase Agreement.

Item 7. Materials to be Filed as Exhibits.

Exhibit 10.1	Amended and Restated Stock Purchase Agreement dated November 8, 2011.

Exhibit 99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INFINITY HOLDINGS, INC.

Dated: November 8, 2011	By:	/s/ Tetsuya Imamura
Tetsuya Imamura
President and Chief Executive Officer

TETSUYA IMAMURA

Dated: November 8, 2011	/s/ Tetsuya Imamura
Tetsuya Imamura